Exhibit 99.32

January 21, 2025	News Release
OceanaGold Provides Notice of Fourth Quarter and Full Year 2024
Results and Conference Call
(VANCOUVER) OceanaGold Corporation (TSX:OGC, OTCQX:OCANF) (“OceanaGold” or the “Company”) will release its operational and financial results for the fourth quarter and year ending December 31, 2024, after market close on Wednesday February 19, 2025. The results will be made available on the Company’s website at www.oceanagold.com.
Senior management will host a conference call / webcast to discuss the results on Thursday February 20, 2025, at 10:00 am Eastern Time.
Webcast Details:
To register, please copy and paste the link into your browser: https://app.webinar.net/xO8eQlPQnKN
Conference Call Details:
Toll-free North America: + 1-888-510-2154
Toronto: +1-437-900-0527
Australia: +61-280-171-385
If you are unable to attend the call, a recording will be made available on the Company’s website.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
For further information please contact:
Investor Relations:
Rebecca Henare, Vice President, Investor Relations
Tel: +1 604-678-4095
ir@oceanagold.com
www.oceanagold.com